As filed with the Securities and Exchange Commission on May 11, 2026

Registration No.  333-295043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Quhuo Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	N/A
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street

Chaoyang District

Beijing 100020

The People’s Republic of China

(+86-10) 5338 4963

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates,

850 Library Avenue, Suite 204

Newark, DE 19711

+1 (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

Zhen Ba Chief Financial Officer 3F, Building A, Xin’anmen No. 1 South Bank, Huihe South Street Chaoyang District, Beijing The People’s Republic of China Telephone: (+86-10) 8576-5328	Lan Lou, Esq. Jun He Law Offices LLC Suite 1919, 630 Fifth Avenue New York, NY 10111 Phone: (917) 661-8175

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Selling Shareholders will sell the ADSs at a fixed price of $3.10 per share; provided, however, that (i) if and when the ADSs become quoted on the OTCQX, the OTCQB or listed on a securities exchange, the Selling Shareholders may sell their ADSs at prevailing market prices or privately negotiated prices; and (ii) to the extent that we effect an adjustment of the ratio of ADSs to Class A ordinary shares after the date of this prospectus, the per share fixed price of the Selling Shareholders’ ADSs offered hereby will be adjusted in accordance with the ratio of ADSs to Class A ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholders cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 11, 2026

PRELIMINARY PROSPECTUS

Quhuo Limited

1,166,667 American Depositary Shares

Representing 31,500,000,000 Class A Ordinary Shares

This prospectus relates to the resale, from time to time, of up to an aggregate of 1,166,667 American Depositary Shares (the “ADSs”), each representing twenty-seven thousand (27,000) Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Quhuo Limited, a Cayman Islands exempted company, which are held by the shareholders set forth in the “Selling Shareholders” section of this prospectus (the “Selling Shareholders”) and may be offered and sold, in the form of ADSs or otherwise, from time to time by them. The Selling Shareholders acquired the Class A ordinary shares pursuant to certain Securities Purchase Agreement by and among us and certain purchasers dated as of April 10, 2026 (the “Securities Purchase Agreement”). The Class A ordinary shares were issued to the Selling Shareholders pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Regulation S promulgated thereunder.

The Selling Shareholders will receive all of the net proceeds from the sale of the ADSs, offered hereby. The Selling Shareholders may resell the ADSs offered for resale through this prospectus to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of the ADSs by the Selling Shareholders but we will bear all costs, fees and expenses in connection with the registration of the ADSs offered by the Selling Shareholders. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sale of the ADSs offered for resale through this prospectus.

The Selling Shareholders will sell the ADSs at a fixed price of $3.10 per share, provided, however, that (i) if and when the ADSs become quoted on the OTCQX, the OTCQB or listed on a securities exchange (of which there can be no assurance), the Selling Shareholders may sell their ADSs at prevailing market prices or privately negotiated prices; and (ii) to the extent that we effect an adjustment of the ratio of ADSs to Class A ordinary shares after the date of this prospectus, the per share fixed price of the Selling Shareholders’ ADSs offered hereby will be adjusted in accordance with the ratio of ADSs to Class A ordinary shares. For information regarding the Selling Shareholders and the times and manner in which they may offer or sell the ADSs, see “Selling Shareholders” and “Plan of Distribution.”

Investors are cautioned that the securities being offered under this prospectus are securities of Quhuo Limited, a Cayman Islands holding company, which is not a Chinese operating company nor does it have any substantive business operations. Quhuo Limited conducts business in China through Beijing Quhuo Technology Co., Ltd., the consolidated variable interest entity or the “VIE”, and the VIE’s subsidiaries.

In this prospectus, unless otherwise indicated or the context otherwise requires, “Quhuo,” “we,” “us,” “our,” “our company,” the “Company,” or similar terms refer to Quhuo Limited, a Cayman holding company, and its subsidiaries, and, in the context of describing our consolidated financial information, includes the VIE and its subsidiaries. References to the “affiliated entities” refer to, collectively, the VIE and its subsidiaries.

The ADSs representing our Class A Ordinary Shares are listed on the OTC Pink Limited Market (the “OTC”) under the symbol “QHUOY.” As of May 8, 2026, the closing price of the ADSs on OTC was US$3.10 per ADS.

On March 27, 2026, we received a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days. Trading in our ADSs was suspended at the opening of business on April 6, 2026. On April 6, 2026, we requested a hearing before the Nasdaq Hearings Panel to appeal Nasdaq’s delisting determination. However, such a request would not stay the trading suspension of the ADSs. There can be no assurance that we will be successful in our appeal, that the Nasdaq Hearings Panel will grant us additional time to regain compliance, or that we will be able to regain and maintain compliance with the applicable Nasdaq continued listing requirements within any period that may be granted to us. Any actions we may take to regain or maintain compliance, including a share consolidation or other measures intended to increase the trading price of our ADSs, may not be successful, and such actions may not enable us to maintain the listing of our ADSs on Nasdaq.

As our ADSs are traded on OTC, the market liquidity of our ADSs has been materially and adversely affected, and the market price of our ADSs has declined significantly. Trading on OTC could also reduce the visibility of our company in the financial markets, reduce analyst coverage of our company, diminish investor, lender and business partner confidence, and adversely affect our ability to raise additional capital on acceptable terms, or at all. In addition, as our ADSs became eligible for trading only in the over-the-counter market, which is generally characterized by reduced liquidity, increased volatility and more limited trading volume than Nasdaq. Such a transition could further adversely affect the trading market for our ADSs and the ability of holders of our ADSs to sell their ADSs. See “Risk Factors — Risks Relating to the ADSs  —  We have received a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days. Although we timely requested a hearing before the Nasdaq Hearings Panel, our ADSs are traded on OTC. Trading on OTC has materially and adversely affected the market price and liquidity of ADSs and our ability to raise capital.” on page 22 of this prospectus.

Investing in our securities involves a high degree of risk. Quhuo Limited is a holding company incorporated in Cayman Islands. As a holding company with no material operations, Quhuo conducts a substantial majority of its operations through the affiliated entities. Because of our corporate structure as a Cayman Islands holding company with operations conducted by the affiliated entities established under the laws of the People’s Republic of China (the “PRC” or “China”), it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the affiliated entities operate, which would likely result in a material change in our operations and/or a material change in the value of the securities being registered for sale, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our securities should be aware that they will not and may never directly hold equity interests in the PRC operating affiliated entities, but rather purchasing equity solely in Quhuo, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. Please carefully consider the risks discussed under “Risk Factors” in this prospectus beginning on page 22, in our most recent Annual Report on Form 20-F and in our reports filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference in this prospectus.

Quhuo Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or the VIE, and its subsidiaries, and conduct our overseas business primarily through our subsidiary, Quhuo International Trade (HK) Limited (“Quhuo International”).

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive business cooperation agreement, power of attorney and financial support undertaking letters, have been entered into by and among our WFOE, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure —  Our Contractual Arrangements” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

The VIE structure is used to provide contractual exposure to foreign investment in China-based companies where the PRC law prohibits or restricts direct foreign investment in the operating companies. Neither the investors nor we ourselves have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE and these agreements have not been tested in court. Because of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and able to consolidate the financial results of the VIE and its subsidiaries with ours only if we meet the conditions for consolidation under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE. The VIE structure involves unique risks to investors in the ADSs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIE, and investors in the ADSs may never hold equity interests in the VIE.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been properly tested in a court of law and the PRC regulatory authorities could disallow the VIE structure at any time. Because of our corporate structure, our Cayman Islands holding company, Quhuo Information, the VIE and its subsidiaries, and our investors face uncertainty with respect to the interpretation and application of the PRC laws and regulations, including but not limited to the limitation on foreign ownership of internet technology companies, the regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE agreements. These risks may result in a material change in our operations, significant depreciation of the value of our securities, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ability to treat the VIE and its subsidiaries as the consolidated affiliated entities under U.S. GAAP may be restricted. Quhuo Limited, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, our ability to develop e-commerce business through the VIE and the prospect of our company may be materially and adversely affected. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

We and our affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the historical lack of inspection on our auditors by the U.S. Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer our ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies (the “Circular”) and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies (the “Notice”). The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures or engaging in fraudulent filing behavior, may result in legal liabilities borne by the company, including warning and business rectification, a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million). In cases of serious violations, the relevant responsible person may also be barred from entering the securities market. The Trial Measures increase the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

We have submitted filing documents to the CSRC in connection with the issuance of 31,500,000,000 Class A ordinary shares (equaling to 1,166,667 ADSs) to the Selling Shareholders and the issuance of up to an aggregate of 22.5 billion newly issued Class A ordinary shares pursuant to the Purchase Agreement entered on April 7, 2026 (the “CSRC Filings”) and they are under review of the CSRC. As of the date of this prospectus, according to our PRC counsel, Yuan Tai Law Offices, other than the CSRC Filings initiated by us and are under review of the CSRC, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, including the issuance of the ADSs, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our future offshore offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Also, there can be no assurance that we can complete the procedures for the CSRC Filings, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. Any failure of us to fully comply with the regulatory requirements may subject us to regulatory actions, such as warnings and fines, which may limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Quhuo Limited, our Cayman Islands holding company, may transfer cash to its wholly-owned subsidiary in British Virgin Islands, Quhuo Investment Limited, by making capital contributions or providing loans. Quhuo Investment Limited, in turn, may transfer cash to its wholly-owned subsidiary incorporated in Hong Kong, Quhuo Technology, by making capital contributions or providing loans. Similarly, Quhuo Technology may transfer cash to Quhuo Information, by making capital contributions or providing loans. Quhuo Information is not able to make direct capital contribution to the VIE. However, it may transfer cash to the VIE by loans or by making payments to the VIE for inter-group transactions. The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement. For more details, see “Prospectus Summary — Cash and Asset Flows through Our Organization” in this prospectus and “Item 3. Key Information — Cash and Asset Flows through Our Organization” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus. In addition, our VIE, Beijing Quhuo, has maintained cash flow management policies which dictate the purpose, amount and procedures for cash transfers. Each cash transfer involving the VIE or its subsidiaries is subject to internal clearance from at least two managerial-level personnel. The required procedures include the initial submission of a cash transfer application through a cashier of the account management department, subsequent review and approval by the manager of the account management department, as well as a financial manager or Chief Financial Officer of the VIE, and finally, the execution of the transfer. No single employee is allowed to complete each and every stage of the cash process, but rather only specific part(s) of the whole process. Only the account management department is authorized to make cash transfers. Also, the purpose of the transfer must be specified and recorded at the time it is executed. For further details, see “Prospectus Summary — Cash and Asset Flows through Our Organization” in this prospectus.

Cayman Islands law prescribes that a Cayman Islands company may only pay dividends out of either its profits or share premium account, provided that under no circumstances can a dividend be paid if doing so would result in such company’s incapability of repaying its debts as they become due in the ordinary course of business. Other than that, there are no restrictions on Quhuo Limited’s ability to transfer cash to investors. For further details, see “Prospectus Summary — Cash and Asset Flows through Our Organization.” However, any limitation on the ability of our PRC subsidiaries to pay cash dividends to us could have a material adverse effect on our ability to pay cash dividends to holders of the ADSs and our ordinary shares, for further details, see “Prospectus Summary — Summary of Risk Factors” on page 18 of this prospectus, “Risk Factors — Risks Relating to Doing Business in China —  We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus, and “Risk Factors — Risks Relating to Doing Business in Hong Kong —  Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our ADSs by our foreign investors may become subject to taxation by the PRC” on page 25 of this prospectus.

In January 2023, we incorporated a subsidiary in Hong Kong, Quhuo International Trade (HK) Limited, or Quhuo International, and held a 51% ownership interest in Quhuo International upon incorporation. In July 2024, we acquired an additional 39.1% ownership interest in Quhuo International. In October 2024, we incorporated Carnuxt Global Ltd, a subsidiary in Cayman Islands, and held an aggregate of 90.1% ownership interest upon incorporation, with the remaining 9.9% interest held by Mr. Bo Liang, the general manager of Quhuo International. In October 2025, 6% interest in Carnuxt Global Ltd had been transferred from us to entities being held by four of our employees in October 2025. Carnuxt Global Ltd is an investment holding company with no substantive business operation. In January 2025, following our transfer of 90.1% interest, and Mr. Bo Liang’s transfer of the remaining 9.9% interest, in Quhuo International to Carnuxt Global Ltd, Quhuo International became a wholly owned subsidiary of Carnuxt Global Ltd. Quhuo International has commenced operations in Hong Kong since May 2023. In addition, in August 2023, we formed a wholly-owned subsidiary in Hong Kong, Quhuo (Hong Kong) Auto Limited, which has yet commenced operation as of the date of this prospectus. As a result of our operations in Hong Kong through Quhuo International, we are subject to the applicable laws and regulations of Hong Kong. Given that the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong. For further details, see “Risk Factors — Risks Related to Doing Business in Hong Kong” in this prospectus.

If WFOE realizes accumulated after-tax profits, it may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to Quhuo Technology. Quhuo Technology, in turn, may transfer cash to Quhuo Investment Limited and further to Quhuo Limited through dividends or other distributions. With necessary funds, Quhuo Limited may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside the PRC. In 2023, 2024, and 2025, no dividends or distributions were made to Quhuo Limited by its subsidiaries. Quhuo Limited has not declared or paid any cash dividends or made any transfer of cash or assets to investors, nor does it have any present plan to do so in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary — Financial Information Related to the VIE” in this prospectus and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, foreign exchange transactions under the “capital account” such as foreign direct investment and foreign currency debt, including loans we may secure for the VIE or its subsidiaries, remain subject to limitations and may require approvals from, filing with or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for the VIE or its subsidiaries. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIE to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

There are also limitations on our ability to transfer cash between Quhuo Limited, its subsidiaries and the VIE, and there is no assurance that we are able to comply with all restrictions on the cash transfer provided by laws and regulations of the PRC. See “Prospectus Summary — Restrictions and Limitations on Transfer of Capital” in this prospectus. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our ability to transfer cash and assets. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Quhuo Limited and WFOE are not able to make direct capital contribution to the VIE. However, they may transfer cash to the VIE in the form of loans or advances or by making payments to the VIE for inter-group transactions. In 2023, 2024 and 2025, Quhuo Limited and its subsidiaries transferred cash of approximately nil, nil and RMB8.7 million (US$1.2 million) to Shanghai Quhuo Qushun Information Technology Co., Ltd. (“Shanghai Qushun”) and Hainan Qushun Science & Technology Co., Ltd (“Hainan Qushun”), respectively. In 2023, 2024 and 2025, Shanghai Qushun and Hainan Qushun transferred cash of approximately RMB13.3 million, nil, and RMB47.7 million (US$6.8 million) to the VIE, respectively. The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement. In 2023, 2024 and 2025, Quhuo Information also received financial service fees under the exclusive business cooperation agreement of approximately RMB13.0 million, RMB 6.9 million, and RMB5.5 million (US$0.8 million), respectively, and the total amount of service fees that the VIE paid to Quhuo Information were approximately RMB28.4 million, RMB0.7 million, and RMB14.3(US$2.0 million), respectively. In 2023, 2024 and 2025, the VIE did not provide loans to Quhuo Information for working capital support, respectively. We have, and will continue to distribute earnings or settle amounts owed under the VIE agreements. See “Prospectus Summary — Item 3. Key Information — Financial Information Related to the VIE” in this prospectus and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

The Holding Foreign Companies Accountable Act, or the HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, as amended from time to time, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified issuer for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our current auditor, Guangdong Prouden CPAs GP (“Prouden”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. Prouden is headquartered in Guangzhou, China, and, as of the date of this prospectus, has not been determined by the PCAOB as being unable to be inspected or investigated completely. Given the foregoing, we do not expect to be identified as a “commission-identified issuer”. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our ADSs or terminate the trading of our ADSs in the United States. For details of risks related to the HFCAA, see “Risk Factors — Risks Relating to Doing Business in China — The ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment” on page 23 of this prospectus.

The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

Investing in our securities being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the “Risk Factors” section of this prospectus, the risk factors set forth in our most recent Annual Report on Form 20-F and in our other reports incorporated herein by reference, before you make your investment decision.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2026.

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ABOUT THIS PROSPECTUS

You should carefully read this prospectus and the information described below under the heading “Where You Can Find More Information.” Neither we nor the Selling Shareholders have authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this prospectus, including in any of the materials that have been incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. You should rely only on the information contained or incorporated by reference in this prospectus.

You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information that has been incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying supplement to this prospectus is delivered or securities are sold on a later date. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

This prospectus and the information incorporated herein by reference contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

●	“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs (defined below);

●	“ADSs” refers to American depositary shares, each of which represents ten Class A ordinary shares (defined below);

●	“affiliated entities” refers to, collectively, the VIE (defined below) and its subsidiaries;

●	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau; given the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

●	“Class C ordinary shares” refers to our Class C ordinary shares of par value US$0.0001 per share;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“delivery time” refers to the amount of time that it takes for food and non-food orders to be delivered door-to-door to the ordering end consumer through our on-demand delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;

●	“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on- demand consumer service companies in the food and non-food delivery, ride-hailing, housekeeping and bike-sharing industries, as well as chain restaurants and other companies in the overall service industry, such as hotels and B&Bs;

●	“KPI(s)” refers to key performance indicator(s);

●	“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;

●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share, Class B ordinary shares, par value US$0.0001 per share, and/or Class C ordinary shares, par value US$0.0001 per share;

●	“Quhuo Information” refers to Beijing Quhuo Information Technology Co., Ltd., a wholly-owned PRC subsidiary of Quhuo Technology (defined below) and a wholly foreign-owned enterprise under PRC laws;

●	Quhuo Technology” refers to Quhuo Technology Investment (Hong Kong) Limited, a wholly-owned Hong Kong subsidiary of Quhuo Investment Limited;

●	“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIE” or “Beijing Quhuo” refers to Beijing Quhuo Technology Co., Ltd.; and

●	“we,” “us,” “our,” or “our company” refers to Quhuo Limited and its subsidiaries, and, in the context of describing our consolidated financial information, includes the affiliated entities.

Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares. Effective on August 25, 2025, we further changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to ten Class A ordinary shares to a new ADS ratio of one ADS representing nine hundred (900) Class A ordinary shares. Effective on April 27, 2026, we further changed to the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to nine hundred (900) Class A ordinary shares to a new ADS ratio of one ADS representing twenty-seven thousand (27,000) Class A ordinary shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus were made at the exchange rate of RMB 6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government does not restrict current account payments or transfers, while applying necessary controls over its foreign currency exchange transactions under capital account. All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

For investors outside the United States: We have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under the section of “Risk Factors” in this prospectus and “Item 3. Key Information — D. Risk Factors” to our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2026 and incorporated by reference in this prospectus, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “plan,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the trends and expected growth of gig economy, the on-demand consumer service market, and workforce operational solution platform market in China;

●	our expectations regarding the demand for and market acceptance of our services;

●	our expectations regarding our relationships with industry customers, workers, strategic partners and other stakeholders;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. You should read thoroughly this prospectus (as supplemented or amended) and the information incorporated by reference in this prospectus with the understanding that our actual future results may be materially different from, or worse than, what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements. In addition, the rapidly changing nature of the on-demand consumer service market and workforce operational solution platform market results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

Investors are cautioned that the ADSs offered under this prospectus are securities of Quhuo Limited, our Cayman Islands holding company, which is not a Chinese operating company nor does it have any substantive business operations. Quhuo Limited conducts business in China through the affiliated entities.

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that you need to consider in making your investment decision. We urge you to read this entire prospectus (as supplemented or amended), including our consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference in this prospectus from our other filings with the SEC, before making an investment decision.

Company Overview

We are a leading gig economy platform focusing on local life services in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2025, we had approximately 969,000 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services. Leveraging our internal technology infrastructure, we are able to deploy workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping and accommodation services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our platform helps them mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. As of December 31, 2025, our industry customers comprised many top market players in their respective industries, such as Meituan and Taobao Shangou (previously Ele.me) in the on-demand delivery industry and other chain restaurants such as KFC, Didi and Qingju Bike in the mobility-as-a-service sector (including bike-sharing and ride-hailing). We had reached 277 cities across 31 provinces, municipalities and autonomous regions in China as of December 31, 2025.

To the workers on our platform, we provide them with diversified, flexible earning opportunities. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2025 and 2024, we had approximately 39,500 and 33,000 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to better serve our industry customers when they enter new geographical markets or new on-demand consumer service industries. We also encourage workers on our platform to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network and minimize worker turnovers, making our platform more stable.

Leveraging Quhuo+, our proprietary technology infrastructure, we are able to centralize our operational management and streamline our solution process. For workers in a management position, such as team leaders for our on-demand delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. Moreover, we have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours. As such, we are able to scale up our business and expand into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure.

We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur cost from paying service fees to workers engaged in our solutions as independent contractors. Our revenues were approximately RMB3,702.4 million, RMB 3,046.9 million and RMB 2,525.9 million (US$361.2 million) in 2023, 2024 and 2025, respectively. We recorded net income of approximately RMB6.0 million and RMB1.6 million in 2023 and 2024, respectively, and we recorded net loss of approximately RMB150.5 million (US$21.5 million) in 2025. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of approximately RMB5.5 million and RMB1.6 million in 2023 and 2024, respectively, and we recorded adjusted net loss of approximately RMB147.5 (US$21.1 million) in 2025. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-GAAP Financial Measures” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Recent Developments

The Implementation of ADS Ratio Change

On April 27, 2026, Quhuo Limited (the “Company”) changed the ratio of its American Depositary Shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to nine hundred (900) Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), to a new ADS Ratio of one ADS to twenty-seven thousand (27,000) Class A Ordinary Shares.

Entry into a Definitive Securities Purchase Agreement

On April 10, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchasers, and the Purchasers agreed to purchase from the Company, an aggregate of 31,500,000,000 Class A ordinary shares of the Company (the “Ordinary Shares”), at a purchase price of US$0.0001 per share, for aggregate gross proceeds of approximately US$3.15 million, before deducting fees and offering expenses. The Company intends to file a registration statement on Form F-3 to register the resale of ADSs representing such Ordinary Shares.

The closing of the transactions contemplated by the Purchase Agreement remains subject to the satisfaction or waiver of customary closing conditions. The Company intends to use the net proceeds from the offering for general corporate purposes.

Entry into a Definitive Securities Purchase Agreement

On April 7, 2026, the Company, Quhuo Investment Limited (the “Purchaser”), a wholly owned subsidiary in the British Virgin Islands of the Company, the sole shareholder (the “Seller”) of the Target Company (as defined below) and Escrow Agent (as defined below) entered into a share purchase and earn-out agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Autolinker Limited (the “Target Company”), in return, the Company agreed to issue up to an aggregate of 22.5 billion newly issued Class A ordinary shares, par value US$0.0001 per share to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company will become an indirect wholly owned subsidiary of the Company.

The Target Company is a company incorporated in Hong Kong and engages in business relating to automobile trading and the integration of related business resources.

In connection with the Purchase Agreement, the Company, the Purchaser, the Seller and Ornausen Technology Service Co., Ltd., a company incorporated in the British Virgin Islands (the “Escrow Agent”), entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Escrow Agent was appointed by both of the Purchaser and the Seller to maintain and operate an escrow account. The Consideration Shares will be deposited into the escrow account by the Company and released in in five yearly tranches (12%, 15%, 22%, 24% and 27%) subject to five-year performance targets as set forth:

Performance Targets

First year: the Target Company shall generate audited revenue of not less than RMB 84,000,000; and profit of not less than RMB 1,680,000.

Second year: the Target Company shall generate audited revenue of not less than RMB 105,000,000; and profit of not less than RMB 2,100,000.

Third year: the Target Company shall generate audited revenue of not less than RMB 154,000,000; and profit of not less than RMB 3,080,000.

Fourth year: the Target Company shall generate audited revenue of not less than RMB 168,000,000; and profit of not less than RMB 3,360,000.

Fifth year: the Target Company shall generate audited revenue of not less than RMB 189,000,000; and profit of not less than RMB 3,780,000.

The Consideration Shares are subject to adjustment. If the Seller fails to meet the agreed performance target in any assessment period, the number of shares released for such period will be deducted according to an agreed formula. Such deducted Consideration Shares will be cancelled by the Company. Conversely, if in any assessment period the Seller exceeds the performance target by more than 50%, such excess revenue can be credited to offset prior shortfalls in any previous performance assessment period.

2026 Share Incentive Plan

On April 3, 2026, the board of directors of the Company approved the 2026 Share Incentive Plan. On April 9, 2026, the Company filed a registration statement on Form S-8 to register an aggregate of 12,240,000,000 Class A Ordinary Shares (representing 990,000,000 and 11,250,000,000 Class A Ordinary Shares), of the Company that became available for issuable under the Registrant’s 2025 and 2026 Equity Incentive Plans, respectively.

The Nasdaq Delisting Determination and Appeal

On March 27, 2026, we received a Staff Delisting Determination Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, because the closing bid price of its American depositary shares (the “ADSs”) had remained at $0.10 or below for 10 consecutive trading days through March 25, 2026, Nasdaq had determined to delist the Company’s ADSs from The Nasdaq Global Market. Trading in the Company’s ADSs was suspended at the opening of business on April 6, 2026. Unless the Company timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq would file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration on The Nasdaq Stock Market in accordance with Nasdaq Listing Rule 5830.

On April 6, 2026, the Company submitted an appeal hearing request of the delisting determination to the Nasdaq Hearings Panel. A timely hearing does stay the trading suspension of the ADSs. There can be no assurance that the Company’s hearing will be successful.

The 2026 Purchase Agreements

On February 11, 2026, we entered into a series of securities purchase agreements (the “2026 Purchase Agreements”) with certain investors, pursuant to which the investors purchase our ADSs for an aggregate of $9,880,000. For a description of the terms of this agreement, see “Item 10. Additional Information—C. Material Contracts—The 2026 Purchase Agreements” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus

The 2025 ATM Agreement

On August 26, 2025, we entered into a sales agreement (the “2025 ATM Agreement”) with AC Sunshine, pursuant to which we may offer and sell, from time to time, to or through AC Sunshine, up to $50,000,000 of our ADSs. We sold an aggregate of 3,101,790 ADSs pursuant to the 2025 ATM Agreement and received net proceeds of $6,203,056.67. The 2025 ATM Agreement was terminated on February 12, 2026.

2026 EGM and Proposed Termination of the ADR Program

On March 11, 2026, we held an extraordinary general meeting of shareholders (the “2026 EGM”), through which the shareholders have passed the resolutions approving, among others, (1) the termination of the Company’s ADR program and the direct listing of the Company’s Class A ordinary shares on Nasdaq; (2) the consolidation of the Company’s share capital at a ratio of 32,000-to-1, such that (i) every 32,000 Class A ordinary shares of a par value of US$0.0001 each be consolidated into one Class A ordinary share of a par value of US$3.20 each, (ii) every 32,000 Class B ordinary shares of a par value of US$0.0001 each be consolidated into one Class B ordinary share of a par value of US$3.20 each, (iii) every 32,000 Class C ordinary shares of a par value of US$0.0001 each be consolidated into one Class C ordinary share of a par value of US$3.20 each, and (iv) every 32,000 undesignated shares of a par value of US$0.0001 each be consolidated into one undesignated share of a par value of US$3.20 each; (3) increase of the Company’s authorized share capital from US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 196.7696875 Class B ordinary shares of a par value of US$3.20 each, (iii) 15,625 Class C ordinary shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares undesignated shares of a par value of US$3.20 each to US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 10,000,000 Class B ordinary shares of a par value of US$3.20 each, (iii) 10,000,000 Class C ordinary shares of a par value of US$3.20 each, and (iv) 180,000,000 undesignated shares of a par value of US$3.20 each; (4) the capital reduction and share reorganization, pursuant to which the par value of each authorized and issued share be reduced from US$3.20 to US$0.0001 and the resulting credit was transferred to a distributable reserve, the authorized but unissued shares were sub-divided on a 1-for-32,000 basis, the authorized share capital be reduced from US$3,840,000,000 to US$120,000 and re-designated into shares of US$0.0001 par value, and the new Class A ordinary shares, Class B ordinary shares, Class C ordinary shares, and undesignated shares to rank pari passu; and (5) authorization of the Board of the Company to effect one or more potential share consolidations within five (5) years after the 2026 EGM, at a consolidation ratio of 1-for-1,000 or such lesser whole number (but not fewer than two) as determined by the Board in its discretion.

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders

Quhuo Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. Beijing Quhuo Information Technology Co., Ltd is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through the VIE and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. Neither the investors nor we ourselves have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE and these agreements have not been tested in court. Because of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and able to consolidate the financial results of the VIE and its subsidiaries with ours only if we meet the conditions for consolidation under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE. The VIE structure involves unique risks to investors in the ADSs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIE, and investors in the ADSs may never hold equity interests in the VIE.

For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus. For more details of risks related to our VIE structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

In January 2023, we incorporated a subsidiary in Hong Kong, Quhuo International Trade (HK) Limited, or Quhuo International, in which we currently hold an 84.1% ownership interest. Quhuo International has commenced operations in Hong Kong since May 2023. In addition, in August 2023, we formed a wholly-owned subsidiary in Hong Kong, Quhuo (Hong Kong) Auto Limited, or Quhuo Auto, which has yet to commence operation as of the date of this prospectus. As a result of our operations in Hong Kong through Quhuo International, we are subject to the applicable laws and regulations of Hong Kong. Given that the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong. For further details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong” in this prospectus.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this prospectus:

Notes:

(1)	The remaining 15.9% of the ownership interests of Carnuxt Global Ltd is owned by Mr. Bo Liang, the general manager of Quhuo International as to 9.9%; and WANZG Limited, ALGQIANYE Limited, SYNKGS Limited, and YHADS Limited as to 6.0% in aggregate, which are entities owned by Lidong Zhang, Zhihui Song, Yingxi Yue, and Mr. Yanhong Zhang, each an employee of us, respectively.

(2)	The shareholders of Beijing Quhuo include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding approximately 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.

(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.

(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.

(5)	The remaining 54.16% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by four independent third parties.

Our Contractual Arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. Quhuo Limited is a company registered in the Cayman Islands, and Quhuo Information, its PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. We have entered into a series of contractual arrangements, through Quhuo Information, with the VIE and its registered shareholders to direct the activities of the affiliated entities that most significantly impact their economic performance, through which we conduct our business.

Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact its economic performance, and we, through Quhuo Information, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

As a result of our direct ownership in Quhuo Information and the contractual arrangements with the VIE, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by ASC Topic 810, Consolidation.

The following is a summary of the currently effective contractual arrangements by and among Quhuo Information, the VIE and its shareholders.

Power of Attorney. Pursuant to the power of attorney dated as of August 23, 2019 executed and issued by the VIE’s shareholders and amended and restated on April 25, 2023, each of them irrevocably appointed and authorized Quhuo Information or its designee(s) to act on their respective behalf as exclusive agent and attorney-in-fact, to the extent permitted by PRC law, with respect to all rights of shareholders concerning all the equity interest held by each of these shareholders in the VIE, including but not limited to the power to vote on its behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE, rights to information relating to all business aspects of the VIE, proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the other rights as shareholders, such as nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole.

Equity Interest Pledge Agreements. Under each of the equity interest pledge agreements dated as of August 23, 2019 and April 25, 2023 respectively entered into by and among Quhuo Information, the VIE and each of its shareholders, each of the VIE’s shareholders will pledge all of their equity interests in the VIE to Quhuo Information as security and guarantee on performance of the respective obligations of the VIE and each of its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney. If any of the VIE or its shareholders breach their contractual obligations under those agreements, Quhuo Information, as the pledgee, will be entitled to certain rights, including enforcing the pledge immediately. Quhuo Information may transfer all or any of its rights and obligations under any of the equity interest pledge agreements to its designee(s) any time after notifying the VIE and the signing shareholder. This pledge has become effective since the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney.

Letters of Shareholder Undertaking, Letters of Spousal Undertakings and Letter of Confirmation. Pursuant to each of the letters of shareholder undertaking dated as of August 23, 2019 and April 25, 2023 respectively executed and provided by each of the individual shareholders of the VIE, each of the letters of spousal undertakings dated as of as of August 23, 2019 and April 25, 2023 respectively executed and provided by each of the spouse of the VIE’s individual shareholders and a letter of confirmation dated as of August 23, 2019 and April 25, 2023 respectively executed and issued by Mr. Leslie Yu in favor of us, each of the individual shareholders and the spouse of such shareholders, among others, (1) confirmed the duly authorization and validity of and the arrangements under the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreements and the power of attorney, (2) unconditionally and irrevocably agreed that the in the event of their deaths, incapacity or other circumstances under which they no longer have the ability to perform their obligations under the agreements described herein, their respective equity interests in the VIE together with all interests attached thereto will be transferred, free of charge and without any condition, to Quhuo Information or its designee(s) to the extent permitted by PRC laws; and (3) confirmed that the respective equity interests of the VIE’s shareholders in the VIE are exclusive and personal assets of such shareholders, instead of common assets jointly owned with their respective spouse, and agreed to be subject to the obligations and arrangements under the agreements described herein in the event any equity interest in the VIE will be held by the respective spouse of such shareholders.

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated as of August 23, 2019 entered into by and between Quhuo Information and the VIE, Quhuo Information has the exclusive right, during the term of the exclusive business cooperation agreement to provide or designate any third-party to provide, among others, comprehensive business support, technological support, and relevant consulting services, the scope of which is to be determined by Quhuo Information from time to time. Quhuo Information owns the exclusive intellectual property rights created as a result of the performance of this agreement. In exchange, the VIE and its subsidiaries pay service fees to Quhuo Information at the time and in an amount to be determined by Quhuo Information in its sole discretion. This agreement shall remain effective for ten years from the execution date and may be extended by Quhuo Information at its sole discretion.

Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of August 23, 2019 entered into by and between Quhuo Information, the VIE and its shareholders and amended and restated on April 25, 2023, each of the shareholders of the VIE irrevocably granted Quhuo Information or its designated representatives an exclusive right to purchase, to the extent permitted by the PRC laws and regulations and at the sole discretion of Quhuo Information all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible under the PRC laws and regulations. The shareholders of the VIE shall also promptly give all considerations they received from the exercise of the options to Quhuo Information or its designee(s). Quhuo Information or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent of Quhuo Information, the VIE’s shareholders shall not, among others, sell, transfer, mortgage, create any pledge or encumbrance on or otherwise dispose their equity interests in the VIE. The term of this agreement is ten years and may be extended at Quhuo Information’s sole discretion until the entire equity interests in the VIE transferred to Quhuo Information or its designee(s).

In the opinion of Yuan Tai Law Offices, our PRC legal counsel, the ownership structures of the VIE and Quhuo Information currently do not result in any violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between Quhuo Information, the VIE and its shareholders governed by PRC law currently are valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Our PRC legal counsel has also advised us that the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, which could cause significant disruption to our business operations or our inability to assert contractual control over the assets of the VIE or its subsidiaries and our securities may decline in value or become worthless,” “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could adversely affect us.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Financial Information Related to the VIE

The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, Quhuo Information, the VIE and its subsidiaries as of December 31, 2024 and 2025.

	As of December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash	10,725	2,080	50,397	—	63,202
Inter-group balance due from	98,224	43,306	—	(141,530)	—
Other current assets	15,405	54,648	384,462	(44,842)	409,673
Total current assets	124,354	100,034	434,859	(186,372)	472,875
Investment in subsidiaries, the VIE and its subsidiaries	361,823	—	—	(361,823)	—
Other non-current assets	—	550	393,601	—	394,151
Total non-current assets	361,823	550	393,601	(361,823)	394,151
Total assets	486,177	100,584	828,460	(548,195)	867,026
Inter-group balance due to	—	98,234	43,306	(141,540)	—
Other liabilities	21,456	9,150	354,223	21,581	406,410
Total liabilities	21,456	107,384	397,529	(119,959)	406,410
Total shareholders’ equity	464,721	(6,800)	430,931	(428,236)	460,616
Total liabilities and shareholders’ equity	486,177	100,584	828,460	(548,195)	867,026

	As of December 31, 2025
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash	1,667	61	36,648	-	38,376
Inter-group balance due from	92,010	49,054	-	(141,064)	-
Other current assets	36,188	48,802	329,329	(47,832)	366,487
Total current assets	129,865	97,917	365,977	(188,896)	404,863
Investment in subsidiaries, the VIE and its subsidiaries	276,305	-	-	(276,305)	-
Other non-current assets	-	517	392,982	-	393,499
Total non-current assets	276,305	517	392,982	(276,305)	393,499
Total assets	406,170	98,434	758,959	(465,201)	798,362
Inter-group balance due to	-	92,020	49,054	(141,074)	-
Other liabilities	51,413	(4,113)	394,533	6,925	448,758
Total liabilities	51,413	87,907	443,587	(134,149)	448,758
Total shareholders’ equity	354,757	10,527	315,372	(331,052)	349,604
Total liabilities and shareholders’ equity	406,170	98,434	758,959	(465,201)	798,362

The following table presents the selected condensed consolidated statements of comprehensive (loss)/income and cash flows relating to the Parent, Quhuo Information, the VIE and its subsidiaries for the years ended December 31, 2023, 2024 and 2025.

Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	154,455	12,990	3,547,932	(12,990)	3,702,387
Cost of revenues	(151,940)	(23)	(3,383,816)	1	(3,535,778)
Operating and other expenses	(3,415)	(12,784)	(141,886)	(2,516)	(160,601)
(Loss)/gain from VIE and its subsidiaries	8,141	—	—	(8,141)	—
Net income/(loss)	7,241	183	22,230	(23,646)	6,008

	Year Ended December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	113,267	6,883	2,933,604	(6,883)	3,046,871
Cost of revenues	(106,687)	(600)	(2,865,871)	—	(2,973,158)
Operating and other expenses	(16,086)	(5,974)	(43,461)	(6,580)	(72,101)
(Loss)/gain from VIE and its subsidiaries	18,792	—	—	(18,792)	—
Net income/(loss)	9,286	309	24,272	(32,255)	1,612

	Year Ended December 31, 2025
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	87,602	5,497	2,438,295	(5,497)	2,525,897
Cost of revenues	(73,975)	(97)	(2,439,452)	0	(2,513,524)
Operating and other expenses	(15,176)	(6,230)	(127,850)	(13,628)	(162,884)
(Loss)/gain from VIE and its subsidiaries	(134,287)	-	-	134,287	-
Net (loss)/income	(135,836)	(830)	(129,007)	115,162	(150,511)

Selected condensed consolidated cash flow information

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,787)	(14,530)	(74,965)	—	(97,282)
Net cash (used in) provided by investing activities	1,419	(22)	2,552	14,435	18,384
Net cash (used in) provided by financing activities	—	14,435	24,221	(14,435)	24,221
Effect of exchange rate changes	116	—	(6)	—	110
Net increase (decrease) in cash and restricted cash	(6,252)	(117)	(48,198)	—	(54,567)

	Year Ended December 31, 2024
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	8,804	30,244	(53,786)	—	(14,738)
Net cash (used in) provided by investing activities	863	(5)	13,646	(13,570)	934
Net cash (used in) provided by financing activities	—	(28,750)	47,598	13,570	32,418
Effect of exchange rate changes	153	—	(105)	—	48
Net increase (decrease) in cash and restricted cash	9,820	1,489	7,353	—	18,662

	Year Ended December 31, 2025
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(8,803)	(38,809)	9,673	0	(37,939)
Net cash (used in) provided by investing activities	0	(7)	(29,630)	9,956	(19,681)
Net cash (used in) provided by financing activities	0	36,797	6,128	(9,956)	32,969
Effect of exchange rate changes	(255)	0	(203)	-	(458)
Net increase (decrease) in cash and restricted cash	(9,058)	(2,019)	(14,032)	-	(25,109)

Change in Registrant’s Certifying Accountant

On June 5, 2025, our audit committee dismissed Marcum Asia as our independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and through the subsequent period up to and including the date of Marcum Asia’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum Asia, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2024 and 2023 or in the subsequent period up to and including the date of Marcum Asia’s dismissal.

We provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements.

On June 5, 2025, our audit committee approved the appointment of Prouden as our independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Prouden, we have not consulted with Prouden with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Please refer to the relevant disclosure reported under the heading “Change in Registrant’s Certifying Accountant” of our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus, and to the accompanying Exhibit 15.3 of such Annual Report on Form 20-F.

The Holding Foreign Companies Accountable Act

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, as amended from time to time, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified issuer for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our current auditor, Guangdong Prouden CPAs GP (“Prouden”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. Prouden is headquartered in Guangzhou, China, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely. Given the foregoing, we do not expect to be identified as a “commission-identified issuer”.

Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our ADSs or terminate the trading of our ADSs in the United States. See “Risk Factors — Risks Relating to Doing Business in China — The ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment” on page 23 of this prospectus.

Permissions Required from the PRC Authorities for Our Operations and Securities Offerings

Quhuo Limited is a company incorporated in the Cayman Islands, and Quhuo Information, Quhuo Limited’s PRC subsidiary, is a foreign-invested enterprise under PRC laws. Quhuo Limited does not have any substantive business operations on its own, and it conducts its business in China through the VIE and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services as set out in the Negative List (2024 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”).

We and the VIE face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the historical lack of inspection on our auditors by the U.S. Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer our ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Our operations in China are governed by PRC laws and regulations. As of the date of this prospectus, our subsidiaries in China, the VIE and its subsidiaries and branch offices have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, the Internet Content Provider (“ICP”) license, human resources service license, courier business license, road transportation operating license and labor dispatch operating license. However, due to the uncertainties of interpretation and implementation of relevant laws and regulations, and the enforcement practice by government authorities in the PRC, we cannot assure you that we and the VIE have obtained all the permits or licenses required for conducting our and the VIE’s business in China, or that we and the VIE will be able to renew existing licenses and permits in the future. We and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our respective platform in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

As of the date of this prospectus, we, our PRC subsidiaries, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this prospectus, we, our PRC subsidiaries and the VIE are not required to obtain approval or permission from the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity for the operations of our PRC subsidiaries, the VIE and its subsidiaries, or for us to maintain our listing status on a U.S. stock exchange under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Permissions Required from the Hong Kong Authorities for Our Operations

Each of Quhuo Technology, Quhuo International, and Quhuo (Hong Kong) Auto Limited (“Quhuo Auto”) (collectively, the “Hong Kong Subsidiaries”) is a company incorporated in Hong Kong. As of the date of this prospectus, Quhuo Technology has no substantive business operation other than investment holding, Quhuo International commenced its business in May 2023, and Quhuo Auto has no substantive business operation.

Our operations in Hong Kong are governed by Hong Kong laws and regulations. Pursuant to the Business Registration Ordinance (Chapter 310 of the laws of Hong Kong), other than those specifically exempted, every person carrying on any business in Hong Kong shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

As the used vehicles traded by Quhuo International are shipped directly from mainland China to overseas buyers, no specific import or export permission is required in Hong Kong.

In addition, in general, persons, including corporations, partnerships, trustees and bodies of persons carrying on any trade, professional or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, qualifying corporations are subject to a tax rate of 8.25% on their first HK$2,000,000 of profits, and profits exceeding HK$2,000,000 will be taxed at a rate of 16.5%. Corporations not qualifying for the two-tiered profits tax rates regime will be uniformly taxed at a flat rate of 16.5% on their profits.

In the opinion of Jingtian & Gongcheng LLP, our Hong Kong counsel, based on the confirmations of our Directors and our Company, save for the business registration in accordance with the Business Registration Ordinance (Chapter 310 of the laws of Hong Kong), with which each of Quhuo Technology, Quhuo International, and Quhuo Auto has duly complied, each of the Hong Kong Subsidiaries is not required to obtain any other license and permit from the Hong Kong authorities for its respective business or business operation in Hong Kong as of the date of this prospectus.

Cash and Asset Flows through Our Organization

Quhuo Limited, our Cayman Islands holding company, may transfer cash to its wholly-owned subsidiary in British Virgin Islands, Quhuo Investment Limited, by making capital contributions or providing loans. Quhuo Investment Limited, in turn, may transfer cash to its wholly-owned subsidiary incorporated in Hong Kong, Quhuo Technology, by making capital contributions or providing loans. Similarly, Quhuo Technology may transfer cash to Quhuo Information, by making capital contributions or providing loans. Quhuo Information is not able to make direct capital contribution to the VIE. However, it may transfer cash to the VIE by loans or by making payments to the VIE for inter-group transactions. The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement.

In addition, our VIE, Beijing Quhuo, has maintained cash flow management policies which dictate the purpose, amount and procedures for cash transfers. Each cash transfer involving the VIE or its subsidiaries is subject to internal clearance from at least two managerial-level personnel. The required procedures include the initial submission of a cash transfer application through a cashier of the account management department, subsequent review and approval by the manager of the account management department, as well as a financial manager or Chief Financial Officer of the VIE, and finally, the execution of the transfer. No single employee is allowed to complete each and every stage of the cash process, but rather only specific part(s) of the whole process. Only the account management department is authorized to make cash transfers. Also, the purpose of the transfer must be specified and recorded at the time it is executed.

The Cayman Islands currently levies no taxes on Cayman Islands exempted companies for making capital contributions or providing loans to its subsidiaries. Certain Cayman Islands stamp duties may be applicable, from time to time, on certain instruments executed in the Cayman Islands, or brought within the jurisdiction of the Cayman Islands after execution. Cayman Islands law prescribes that a Cayman Islands company may only pay dividends out of either its profits or share premium account, provided that under no circumstances can a dividend be paid if doing so would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. If the PRC tax authorities determine the contractual arrangements among Quhuo Information, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, they may adjust the income of the VIE in the form of a transfer pricing adjustment. Given a transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses, the Company may face adverse tax consequences as a result. In addition, the PRC tax authorities may impose late payment fees and penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. They may also impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. For details, see the risk factor “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the affiliated entities owe additional taxes, which could materially and adversely affect our business, financial condition and results of operations”  in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

In 2023, 2024 and 2025, Quhuo Limited and its subsidiaries transferred cash of approximately nil, nil and RMB8.7 million (US$1.2 million) to Shanghai Quhuo Qushun Information Technology Co., Ltd. (“Shanghai Qushun”) and Hainan Qushun Science & Technology Co., Ltd (“Hainan Qushun”), respectively. In 2023, 2024 and 2025, Shanghai Qushun and Hainan Qushun transferred cash of approximately RMB13.3 million, nil, and RMB47.7 million (US$6.8 million) to the VIE, respectively.

The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement. In 2023, 2024 and 2025, Quhuo Information also received financial service fees under the exclusive business cooperation agreement of approximately RMB13.0 million, RMB 6.9 million, and RMB5.5 million (US$0.8 million), respectively, and the total amount of service fees that the VIE paid to Quhuo Information were approximately RMB28.4 million, RMB0.7 million, and RMB14.3(US$2.0 million), respectively. In 2023, 2024 and 2025, the VIE did not provide loans to Quhuo Information for working capital support, respectively.

In 2023, 2024 and 2025, no dividends or distributions were made to Quhuo Limited by our subsidiaries.

Our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Under PRC laws and regulations, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Therefore, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us without the approval of SAFE by complying with certain procedural requirements. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. And foreign exchange transactions under the “capital account”, includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiaries incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such statutory reserve funds, the accumulated after-tax profits that are used for covering the loss, and the paid-up capital cannot be distributed to us as dividends. As a result, our subsidiaries may be restricted in their ability to transfer assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB227.4 million, RMB117.4 million (US$16.1 million), RMB90.0 million (US$12.9 million), as of December 31, 2023, 2024 and 2025, respectively. We have and will continue to distribute earnings or settle amounts owed under the VIE agreements. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.”  in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

As of the date of this prospectus, Quhuo Limited has not declared or paid any cash dividends or made any transfer of cash or assets to investors, nor does it have any present plan to do so in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”  in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

If we intend to distribute dividends through Quhuo Limited, Quhuo Information will transfer the dividends to Quhuo Technology in accordance with the laws and regulations of the PRC, and then Quhuo Technology will transfer the dividends to Quhuo Investment Limited, which then will transfer the dividends to Quhuo Limited, and the dividends will be distributed from Quhuo Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our ability to transfer cash and assets. We may also encounter difficulties in our ability to transfer cash between our subsidiaries and the VIE in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. See “Item 3. Key Information – Risk Factors - Risks Related to Doing Business in China - We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to Quhuo Limited and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, which require filing with or the approval of government authorities and are subject to limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from the future offerings to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations”  in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Under our current corporate structure, Quhuo Limited’s ability to pay dividends primarily depends upon dividends paid by its Hong Kong subsidiary, Quhuo Technology, which in turn mainly depends on dividends paid by its PRC subsidiaries, which further depends on payments from the VIE under the VIE agreements.

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the VIE agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the VIE agreements may be seriously hindered.

●	Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

●	In addition, if our wholly owned subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their abilities to pay dividends to us.

●	Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

●	The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Our Hong Kong subsidiary, Quhuo Technology, may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiaries pay to our Hong Kong subsidiary, Quhuo Technology, may be regarded as China- sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary, Quhuo Technology, is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. However, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. According to Announcement of the State Administration of Taxation on Issues relating to “Beneficial Owners” in Tax Treaties, promulgated on February 3, 2018, and current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to be eligible for the 5% lower PRC withholding tax rate. As such a tax resident certificate is issued by the Hong Kong tax authority on a case-by-case basis, there is no assurance that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Quhuo Technology.

●	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders, including the holders of our ADSs, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or our Class A ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the holders of our ADSs, and any gain realized on the transfer of our ADSs or our Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in our ADSs or our Class A ordinary shares.

Summary of Risk Factors

Set forth below is a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section “Risk Factors” in this prospectus and “Item 3. Key Information — D. Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Risks related to our business and industry

●	our limited operating history and evolving business portfolio, such as our new international business initiative of our vehicle export solutions;

●	our competitive position in the on-demand delivery market and our ability to further diversify our solution offerings;

●	our relatively high customer concentration;

●	our relationships with existing industry customers and our ability to attract new customers;

●	our ability to attract, retain and manage workers on our platform;

●	potential adverse legal, tax, and other consequences with respect to the classification of workers on our platform;

●	our ability to comply with contracts with industry customers;

●	our ability to achieve or sustain profitability and generate positive cash flow;

●	our significant costs in connection with certain business lines;

●	our reliance on a limited number of our industry customers;

●	our ability to obtain requisite approvals, licenses and permits;

●	unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions;

●	potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business;

●	our ability to develop, maintain, and enhance our brand and reputation;

●	increases in labor, energy and other costs in China;

●	our ability to support and resolve intellectual property rights claims and other litigation matters; and

●	our ability to comply with laws and contractual obligations related to data privacy and protection.

Risks related to doing business in China

●	approval of and the filing with the CSRC or other PRC government authorities in connection with our business or offerings;

●	changes in China’s economic, political or social conditions or government policies;

●	uncertainties with respect to the PRC legal system;

●	threat of our ADSs being delisted under the HFCAA if we fail to meet the new listing standards specified in the HFCAA in the future;

●	difficulty for overseas regulators to conduct investigation or collect evidence within China;

●	misappropriation and misuse of our controlling non-tangible assets, including chops and seals; and

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks related to doing business in Hong Kong

●	potential political, economic and social instability in Hong Kong;

●	substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations, which could have a significant impact upon the business in Hong Kong;

●	sanctions and measures that could possibly be triggered in the future with regards to the development of national security laws and regulations in Hong Kong; and

●	possible change in the currency peg system in Hong Kong.

Risks related to our corporate structure

●	uncertainties with respect to the contractual arrangements that establish our corporate structure for operating our business;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and

●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;

●	our status as a foreign private issuer; and

●	our multi-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to our securities

●	volatility of the trading price of our ADSs;

●	the potential delisting of our ADSs from Nasdaq; and

●	the sale or availability for sale of substantial amounts of our ADSs.

Corporate Information

Quhuo Limited is an exempted company with limited liability incorporated in the Cayman Islands in June 2019 and a holding company of our group. We commenced operations through Beijing Quhuo Technology Co., Ltd., the VIE, in 2012. In July 2020, we completed our initial public offering of 3,788,100 ADSs, raising approximately US$32.5 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. The ADSs have been listed for trading on the Nasdaq Global Market under the symbol “QH” since July 2020. Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares, par value US$0.0001 per share. Effective on August 25, 2025, we further changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to ten Class A ordinary shares to a new ADS ratio of one ADS representing nine hundred (900) Class A ordinary shares. Effective on April 27, 2026, we further changed to the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to nine hundred (900) Class A ordinary shares to a new ADS ratio of one ADS representing twenty-seven thousand (27,000) Class A ordinary shares.

Our principal executive offices are located at 3F, Building A, Xin’anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 8576 5328. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, DE 19711.

The SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.quhuo.cn/, for investors’ information.

Implications of Being a Controlled Company

We are a “controlled company” as defined under the Nasdaq Listing Rules as Mr. Leslie Yu, our chairman and chief executive officer, holds a majority of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

Implications of Being a Foreign Private Issuer

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

THE OFFERING

Issuer	Quhuo Limited

Securities being registered for resale by the Selling Shareholders named in the prospectus	1,166,667 ADSs representing 31,500,000,000 Class A Ordinary Shares

Offering prices

The Selling Shareholders will sell the ADSs at a fixed price of $3.10 per share. This offering price is the closing price of our ADSs as quoted on the OTC Pink market on May 8, 2026, and may not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation at the time of an actual sale of securities by us hereunder.  Accordingly, that offering price should not be considered an indication of the actual value of the ADSs.

If and when the ADSs become quoted on the OTCQX, the OTCQB or listed on a securities exchange (of which there can be no assurance ), then the securities described in this prospectus may be offered and sold by the Selling Stockholders at the prevailing market prices or privately negotiated price. To the extent that we effect an adjustment of the ratio of ADSs to Class A ordinary shares after the date of this prospectus, the per share fixed price of the Selling Shareholders’ ADSs offered hereby will be adjusted in accordance with the ratio of ADSs to Class A ordinary shares.

Use of proceeds	The Selling Shareholders will receive all of the net proceeds from the sale of the ADSs offered by them under this prospectus. We will pay all costs, fees and expenses incurred in connection with the registration of the ADSs covered by this prospectus. See “Use of Proceeds” below in this prospectus.

Market for our securities	Our ADSs are listed on the OTC under the symbol “QHUOY.”

Risk factors	Prospective investors should carefully consider the “Risk Factors” for a discussion of certain factors that should be considered before buying the ADSs offered hereby.

RISK FACTORS

Investment in the securities offered pursuant to this prospectus involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 20-F and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement and any applicable free writing prospectus before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

The following disclosure is intended to highlight, update or supplement previously disclosed risk factors facing the Company set forth in the Company’s public filings. These risk factors should be carefully considered along with any other risk factors identified in the Company’s other filings with the SEC.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this prospectus. Known and unknown risks and uncertainties may significantly impact and impair our business operations primarily through our subsidiaries in China.

Risks Related to Our Securities

We have received a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days. Although we timely requested a hearing before the Nasdaq Hearings Panel, our ADSs are traded on OTC. Trading on OTC has materially and adversely affected the market price and liquidity of our ADSs and our ability to raise capital.

The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on the Nasdaq Global Market, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the closing bid price of a listed security is $0.10 or less for ten consecutive trading days during any applicable compliance period, Nasdaq is required to issue a staff delisting determination with respect to such security. On March 27, 2026, we received a received such a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days. Trading in our ADSs was suspended at the opening of business on April 6, 2026.

On April 6, 2026, we requested a hearing before the Nasdaq Hearings Panel to appeal Nasdaq’s delisting determination. However, such a request will not stay the trading suspension of the ADSs. There can be no assurance that we will be successful in our appeal, that the Hearings Panel will grant us additional time to regain compliance, or that we will be able to regain and maintain compliance with the applicable Nasdaq continued listing requirements within any period that may be granted to us. Any actions we may take to regain or maintain compliance, including a share consolidation or other measures intended to increase the trading price of our ADSs, may not be successful, and such actions may not enable us to regain the listing of our ADSs on Nasdaq.

As our ADSs are traded on OTC, the market liquidity of our ADSs has been materially and adversely affected, and the market price of our ADSs have declined significantly. Trading on OTC could also reduce the visibility of our company in the financial markets, reduce analyst coverage of our company, diminish investor, lender and business partner confidence, and adversely affect our ability to raise additional capital on acceptable terms, or at all. In addition, as our ADSs are traded on OTC, our ADSs became eligible for trading only in the over-the-counter market, which is generally characterized by reduced liquidity, increased volatility and more limited trading volume than Nasdaq. Such a transition could further adversely affect the trading market for our ADSs and the ability of holders of our ADSs to sell their ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 87,922,264,505 Class A ordinary shares, 6,296,630 Class B ordinary shares, and 100,000,000 Class C ordinary shares outstanding as of the date of this prospectus.

All of the ADSs are freely tradable without restriction or further registration under the Securities Act unless these shares are owned or purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining ADSs are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs on the Nasdaq Global Market has been low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Risks Related to Doing Business in China

Our ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted in December 2020 and was subsequently amended in December 2022. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work.

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On October 6, 2022, the SEC conclusively named us as a “Commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we were not identified as a “Commission-identified issuer” under the HFCAA since we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022. However, it remains unclear whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

We dismissed Marcum Asia and appointed Prouden as our independent registered public accounting firm, effective from June 5, 2025. Our current auditor, Prouden, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. Prouden is headquartered in Guangzhou, China, and, as of the date of this prospectus, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

Notwithstanding the foregoing, our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. If, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our ADSs or terminate the trading of our ADSs in the United States.

Furthermore, the PCAOB’s inability to conduct inspections in China in the past prevented it from fully evaluating the audits and quality control procedures of our prior independent registered public accounting firm. As a result, we and our investors were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China in the past made it more difficult to evaluate the effectiveness of our prior independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Related to Doing Business in Hong Kong

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our ADSs by our foreign investors may become subject to taxation by the PRC.

Quhuo International conducts its business operations in Hong Kong. We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. However, if we decide in the future to pay dividends, our ability to pay dividends and meet other obligations also depends upon the receipt of dividends or other payments from our subsidiaries in Hong Kong which either generates revenue from operations in Hong Kong or receives dividends or other distributions from its subsidiary in China. There are currently no restrictions of transferring funds between our Cayman Islands holding company and our subsidiaries in Hong Kong or limitations on the ability of our Hong Kong subsidiaries to issue dividends or other distributions to its overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like our Hong Kong subsidiaries. There is a possibility that the PRC government could prevent our cash maintained in Hong Kong from leaving or the PRC government could restrict the deployment of cash into our business or for the payment of dividends. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our ordinary shares to significantly decline in value or become worthless.

Risks Related to This Offering

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of our ADSs and make it difficult for our shareholders to resell their shares of ADSs.

Our ADSs are quoted on the Pink Current Information tier of the OTC Markets. Trading in ADSs quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of our ADSs for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like the New York Stock Exchange. These factors may result in investors having difficulty reselling any shares of our ADSs.

PLAN OF DISTRIBUTION

The ADSs covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. The term “Selling Shareholders” includes pledgees, donees, transferees or other successors in interest selling the ADSs received after the date of this prospectus from each of the Selling Shareholders as a pledge, gift, partnership distribution or other non-sale related transfer. The number of the ADSs beneficially owned by Selling Shareholders will decrease as and when they effect any such transfers. The plan of distribution for the Selling Shareholders’ ADSs sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Once sold under this registration statement, of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.

We will not receive any of the proceeds from the sale by the Selling Shareholders of the ADSs. We will bear all fees and expenses incident to our obligation to register the ADSs.

The Selling Shareholders will sell the ADSs at a fixed price of $3.10 per share; provided, however, that (i) if and when the ADSs become quoted on the OTCQX, the OTCQB or listed on a securities exchange, the Selling Shareholders may sell their ADSs at prevailing market prices or privately negotiated prices; and (ii) to the extent that we effect an adjustment of the ratio of ADSs to Class A ordinary shares after the date of this prospectus, the per share fixed price of the Selling Shareholders’ ADSs offered hereby will be adjusted in accordance with the ratio of ADSs to Class A ordinary shares. The Selling Shareholders may offer their shares from time to time pursuant to one or more of the following methods:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	one or more block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	public or privately negotiated transactions;

●	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

In connection with distributions of the ADSs or otherwise, the Selling Shareholders may:

●	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume;

●	sell the ADSs short after the effective date of the registration statement of which this prospectus forms a part and redeliver the ADSs to close out such short positions;

●	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of the ADSs offered by this prospectus, which they may in turn resell; and

●	pledge the ADSs to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the Selling Shareholders may offer their ADSs from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods as described above or any other lawful methods. The Selling Shareholders may also transfer, donate or assign their ADSs to lenders, family members and others and each of such persons will be deemed to be a Selling Shareholder for purposes of this prospectus. A Selling Shareholder or their successors in interest may from time to time pledge or grant a security interest in some or all of the ADSs, and if the Selling Shareholder default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time under this prospectus; provided, however in the event of a pledge or then default on a secured obligation by the Selling Shareholder, in order for the ADSs to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of Selling Shareholders to include the pledgee, secured party or other successors in interest of the Selling Shareholder under this prospectus.

The Selling Shareholders may also sell their ADSs pursuant to Rule 144 under the Securities Act, provided the Selling Shareholders meet the criteria and conform to the requirements of such rule.

The Selling Shareholders may effect such transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions). If the ADSs are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. Neither we, nor the Selling Shareholders, can presently estimate the amount of that compensation. If a Selling Shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of the ADSs through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act, setting forth: (i) the name of each of the Selling Shareholders and the participating broker-dealers; (ii) the number of shares involved; (iii) the price at which the ADSs were sold; (iv) the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable; (v) a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and any other fact material to the transaction.

The Selling Shareholders and any other person participating in a distribution of the ADSs covered by this prospectus will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the ADSs by the Selling Shareholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the ADSs may not simultaneously engage in market-making activities with respect to the particular ADSs being distributed for certain periods prior to the commencement of, or during, that distribution. All of the above may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs. We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply.

In offering the ADSs covered by this prospectus, the Selling Shareholders, and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the Selling Shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions. We are not aware that any Selling Shareholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of the ADSs.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares and Fourth Amended and Restated Memorandum and Articles of Association

Information relating to our ordinary shares and certain provisions of our currently effective fourth amended and restated memorandum and articles of association is incorporated by reference from our most recent Annual Report on Form 20-F, under the caption “Item 10. Additional Information — 10.B. Memorandum and Articles of Association.” Such information does not purport to be complete and is qualified in its entirety by the provisions of our third amended and restated memorandum and articles of association and applicable provisions of the laws of the Cayman Islands. You should read our fourth amended and restated memorandum and articles of association which are filed as Exhibit 1.1 to our most recent Annual Report on Form 20-F for the provisions that are important to you.

As of the date of this prospectus, our authorized share capital is US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 99,493,703,370 Class A ordinary shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 500,000,000 Class C ordinary shares of a par value of US$0.0001 each. As of the date of this prospectus, there were (a) 87,922,264,505 Class A ordinary shares outstanding, all of which were fully paid, (b) 6,296,630 Class B ordinary shares outstanding, and (c) 100,000,000 Class C ordinary shares outstanding. For a description of Quhuo’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, including the rights and obligations thereto, please refer to our most recent Annual Report on Form 20-F, which is incorporated by reference herein.

See “Where You Can Find More Information” elsewhere in this prospectus for information on where you can obtain copies of our third amended and restated memorandum and articles of association, which have been filed with and are publicly available from the SEC.

ADSs

Deutsche Bank Trust Company Americas, as depositary, registers and delivers the ADSs. Each ADS represents ownership of nine hundred Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA. The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

For more complete information regarding the ADS, you should read the entire deposit agreement and the form of ADS, which were filed as exhibit 2.3 to our most recent Annual Report on Form 20-F, which is incorporated by reference herein.

SELLING SHAREHOLDERS

We are registering up to an aggregate of 1,166,667 ADSs, representing 31,500,000,000 Class A ordinary shares held by the Selling Shareholders. The Class A ordinary shares were issued to the Selling Shareholders pursuant to an exemption from registration under the Securities Act in reliance upon Regulation S promulgated thereunder.

The ADSs beneficially owned by the Selling Shareholders are being registered to permit public secondary trading of these securities, and the Selling Shareholders may offer these ADSs for resale from time to time as described in the “Plan of Distribution” in this prospectus.

The Selling Shareholders will sell the ADSs at a fixed price of $3.10 per share. This offering price is the closing price of our ADSs as quoted on the OTC Pink market on May 8, 2026, and may not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation at the time of an actual sale of securities by us hereunder. Accordingly, that offering price should not be considered an indication of the actual value of the common stock.

If and when our ADSs become quoted on the OTCQX, the OTCQB or listed on a securities exchange (of which there can be no assurance), then the Selling Shareholders may determine where they may sell the ADSs through public or private transactions at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. To the extent that we effect an adjustment of the ratio of ADSs to Class A ordinary shares after the date of this prospectus, the per share fixed price of the Selling Shareholders’ ADSs offered hereby will be adjusted in accordance with the ratio of ADSs to Class A ordinary shares. We currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the ADSs, covered by this prospectus. We cannot provide you with any estimate of the number of the ADSs that the Selling Shareholders will hold in the future.

For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act, and includes voting power and investment power with respect to such shares. In calculating the percentage ownership or percent of equity vote for a given individual or group, the number of Class A ordinary shares outstanding for that individual or group includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.

The applicable percentages of ownership and voting power are based on an aggregate of 87,922,264,505 Class A ordinary shares, 6,296,630 Class B ordinary shares and 100,000,000 Class C ordinary shares issued and outstanding on May 11, 2026.

Name of Selling Shareholder	Shares Currently Owned							Number of Shares Owned After Resale
	Number	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares	Percentage of Class C Ordinary Shares	Percentage of Beneficial Ownership (2)	Percentage of Aggregate Voting Power (3)	Maximum Number of Shares to be Offered Pursuant to this Prospectus	Number(1)	Percentage of Class A Ordinary Shares (1)	Percentage of Class B Ordinary Shares	Percentage of Class C Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power
CHIEN,MIN-CHIAO	6,570,000,000 Class A ordinary shares	7.47%	—	—	7.46%	4.73%	6,570,000,000 Class A ordinary shares	—	—	—	—	—	—
CHIEN,TSUNG-YU	6,075,000,000 Class A ordinary shares	6.91%	—	—	6.90%	4.37%	6,030,000,000 Class A ordinary shares	—	—	—	—	—	—
CHIU,CHU-YING	6,570,000,000 Class A ordinary shares	7.47%	—	—	7.46%	4.73%	6,570,000,000 Class A ordinary shares	—	—	—	—	—	—
HSIUNG,CHIANG-CHUN	7,200,000,000 Class A ordinary shares	8.19%	—	—	8.18%	5.18%	6,030,000,000 Class A ordinary shares	—	—	—	—	—	—
HSIUNG,FU-CHUN	6,300,000,000 Class A ordinary shares	7.17%	—	—	7.17%	4.53%	6,300,000,000 Class A ordinary shares	—	—	—	—	—	—
Total	32,715,000,000 Class A ordinary shares	37.21%			37.16%	23.55%	31,500,000,000 Class A ordinary shares

(1)	Because each of the Selling Shareholders may offer all or some of the ADSs that such shareholder holds in the offering contemplated by this prospectus, (b) the offering of ADSs is not being underwritten on a firm commitment basis, and (c) the Selling Shareholders could purchase additional ADSs from time to time, no estimate can be given as to the number of shares or percent of our shares that will be held by the Selling Shareholders upon termination of the offering.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of May 11, 2026.

(3)	For each person or group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B, and Class C ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, while holders of Class B and Class C ordinary shares are entitled to 480 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class C ordinary shares are not convertible into Class A nor Class B ordinary shares.

(4)	Assumes the sale of all of the ADSs being offered pursuant to this prospectus.

TAX CONSIDERATIONS

Certain tax considerations related to an investment in our ADSs are set forth Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is incorporated herein by reference.

ENFORCEMENT OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of China, and all of their assets are located in China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us the courts of the Cayman Islands are unlikely (a) to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (b) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (a) is final and conclusive and for a liquidated sum, (b) is not in respect of taxes, a fine or a penalty, (c) inconsistent with a Cayman Islands judgment in respect of the same matter, (d) is not impeachable on the grounds of fraud, or (e) is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Yuan Tai Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the PRC would (a) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (b) entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Yuan Tai Law Offices have advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against a company or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

Hong Kong

Jingtian& Gongcheng LLP, our counsel as to Hong Kong law, have advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if: (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

EXPENSES

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering of the securities being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$169.66
Legal fees and expenses	$68,500
Accounting fees and expenses	$4,500
Total	$73,168.66

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and in our reports on Form 6-K incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2025.

LEGAL MATTERS

We are being represented by Jun He Law Offices LLC with respect to certain legal matters of U.S. federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Yuan Tai Law Offices. Certain legal matters as to Hong Kong law will be passed upon for us by Jingtian & Gongcheng LLP. Jun He Law Offices LLC may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Yuan Tai Law Offices with respect to matters governed by PRC law, and Jingtian & Gongcheng LLP with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements of Quhuo Limited for the year ended December 31, 2025, 2024, and 2023 appearing in Quhuo Limited’s Annual Report on Form 20-F for the year ended December 31, 2025 have been audited by Guangdong Prouden CPAs GP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered business address of Guangdong Prouden CPAs GP is Ste.2201, GDH BAY City Centre, No.21 Zhujiang West Road., Guangzhou, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and our other materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our corporate website is www.quhuo.cn. The information contained on, or may be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. The documents we are incorporating by reference are:

●	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 2, 2026;

●	The description of our ordinary shares and warrants contained in our Registration Statement on Form 8-A, as filed with the SEC on June 29, 2020 and any subsequent amendment or report filed for the purpose of updating such description; and

●	Our reports on Form 6-K furnished to the SEC on April 2, 2026, April 2, 2026, April 7, 2026, April 13, 2026, and April 24, 2026.

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, are incorporated by reference including annual reports on Form 20-F and current reports on Form 6-K that we submit to the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus. Any statement contained in this prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain a copy of any documents that are incorporated by reference in this prospectus or any prospectus supplement at no cost, by writing or telephoning us at:

Quhuo Limited
3F, Building A, Xin’anmen
No. 1 South Bank, Huihe South Street
Chaoyang District, Beijing
The People’s Republic of China
Telephone: (+86-10) 8576-5328

You should rely only on the information contained in, or incorporated by reference into, this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth memorandum and articles of association provides that our directors and officers and the personal representatives of the same shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere, provided that the indemnity shall not extend to any matter in respect of any willful default, fraud or dishonesty which may attach to any of said persons.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 9. Exhibits.

The following exhibits are filed with this registration statement or are incorporated herein by reference.

Exhibit No.	Description

1.1**	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to our annual report on Form 6-K filed with the Securities and Exchange Commission on October 14, 2025).

4.1**	Description of Securities (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-3 (file No. 333-281997) filed with the Securities and Exchange Commission on September 6, 2024)

5.1**	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters

8.1*	Opinion of Yuan Tai Law Offices regarding certain PRC legal matters

8.2*	Opinion of Jingtian & Gongcheng LLP regarding certain Hong Kong legal matters

23.1**	Consent of Guangdong Prouden CPAs GP, an independent registered public accounting firm

23.2**	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Yuan Tai Law Offices (included in Exhibit 8.1)

23.4*	Consent of Jingtian & Gongcheng LLP (included in Exhibit 8.2)

24.1**	Power of Attorney (included in the signature page)

107**	Filing Fee Table.

*	Filed herewith

**	Previously filed

Item 10. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 (§ 239.11 of this chapter), Form S-3 (§ 239.13 of this chapter), Form SF-3 (§ 239.45 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to § 230.424(b) of this chapter that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 (§ 239.44 of this chapter) or Form SF-3 (§ 239.45 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§ 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser

i	If the registrant is relying on Rule 430B (§ 230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii	If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on May 11, 2026.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date

/s/ Leslie Yu	Chairman of the Board of Directors and Chief	May 11, 2026
Leslie Yu	Executive Officer (principal executive officer)

*	Director and Chief Financial Officer (principal	May 11, 2026
Zhen Ba	financial and accounting officer)

*	Director and Chief Human Resources Officer	May 11, 2026
Fengzhen Li (also known as Shan Li)

*	Chief Technology Officer	May 11, 2026
Fan Pan

*	Director	May 11, 2026
Jingchuan Ji

*	Director	May 11, 2026
Jie Jiao

*By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Quhuo Limited, has signed this Registration Statement, in Newark, Delaware on May 11, 2026.

Authorized U.S. Representative

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director